EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports solid second quarter financial results
Financial position and utilization of critical energy infrastructure assets remain robust

CALGARY, Alberta – July 30, 2020 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for second quarter 2020 of $1.3 billion or $1.36 per share compared to net income of $1.1 billion or $1.21 per share for the same period in 2019. For the six months ended June 30, 2020, net income attributable to common shares was $2.4 billion or $2.59 per share compared to net income of $2.1 billion or $2.30 per share for the same period in 2019. Comparable earnings for second quarter 2020 were $863 million or $0.92 per common share compared to $924 million or $1.00 per common share in 2019. For the six months ended June 30, 2020, comparable earnings were $2.0 billion or $2.10 per common share compared to $1.9 billion or $2.07 per common share for the same period in 2019. TC Energy's Board of Directors also declared a quarterly dividend of $0.81 per common share for the quarter ending September 30, 2020, equivalent to $3.24 per common share on an annualized basis.
"During the first half of 2020, our diversified portfolio of essential energy infrastructure continued to perform very well,” said Russ Girling, TC Energy’s President and Chief Executive Officer. ”I am proud that in these unprecedented times we have continued to deliver the energy and advance projects vital to powering our industries and institutions as well as to the daily life and mobility of millions of North Americans. We have done this in a safe, reliable manner, maintaining our workforce, employing thousands of construction workers and with a commitment to fulfilling our obligations to people, communities, suppliers and governments on a full and timely basis."
Despite the challenges brought about by COVID-19, TC Energy's assets have been largely unimpacted. With few exceptions, flows and utilization levels remain in line with historical and seasonal norms, underscoring their criticality to North American consumers, institutions and commerce. With approximately 95 per cent of comparable EBITDA generated from regulated assets and/or long-term contracts, we continue to be largely insulated from short-term volatility associated with volume throughput and commodity prices. The Company's outlook for full year 2020 is essentially unchanged.
TC Energy also continued to advance its industry leading $37 billion secured capital program by placing approximately $3.0 billion of assets into service during the first half of 2020. In addition, the Company enhanced its liquidity by in excess of $11 billion during the second quarter by concluding the partial sale and project financing of Coastal GasLink along with the disposition of its Ontario natural gas-fired power plants for combined proceeds of approximately $4.9 billion, completing senior debt issuances of $2.0 billion and US$1.25 billion on compelling terms, as well as arranging US$2.0 billion of incremental committed credit facilities with its core banking group.
“Our significant internally generated cash flow, strong financial position and continued access to capital markets will enable us to prudently fund our secured capital program in a manner that is consistent with maintaining our strong credit ratings and targeted credit metrics," added Girling. "Once completed, approximately 98 per cent of the Company’s consolidated comparable EBITDA is expected to come from regulated and/or long-term contracted assets. Success in advancing these and other organic growth opportunities emanating from our five operating businesses across North America is expected to support annual dividend growth of eight to 10 per cent in 2021 and five to seven per cent thereafter."

Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)

•	Second quarter 2020 financial results
◦Net income attributable to common shares of $1.3 billion or $1.36 per common share
◦Comparable earnings of $863 million or $0.92 per common share
◦Comparable EBITDA of $2.2 billion
◦Net cash provided by operations of $1.6 billion
◦Comparable funds generated from operations of $1.5 billion

•	Declared a quarterly dividend of $0.81 per common share for the quarter ending September 30, 2020

•	Placed approximately $2.9 billion of NGTL System and $0.1 billion of Canadian Mainline capacity projects in service in the first half of 2020

•	Reached a five-year negotiated revenue requirement settlement for the NGTL System in April

•
Continued construction activities on the Coastal GasLink pipeline. Also sold a 65 per cent equity interest in the project and entered into secured long-term project financing credit facilities to fund the majority of the construction costs resulting in combined net proceeds of $2.1 billion

•	Announced that we will proceed to build Keystone XL and commenced construction in April

•	Approved the US$0.4 billion Elwood Power Project/ANR Horsepower Replacement on July 29 to replace, upgrade and modernize certain ANR facilities

•	Completed the sale of the Ontario natural gas-fired power plants for net proceeds of $2.8 billion on April 29

•
Issued $2.0 billion of seven-year fixed-rate Medium Term Notes and US$1.25 billion of 10-year fixed-rate Senior Unsecured Notes and arranged for an additional US$2.0 billion of committed credit facilities in April.

Net income attributable to common shares increased by $156 million or $0.15 per common share to $1.3 billion or $1.36 per share for the three months ended June 30, 2020 compared to the same period last year. Per share results reflect the dilutive impact of common shares issued under our Dividend Reinvestment and Share Purchase Plan (DRP) in 2019. Second quarter 2020 results included an after-tax gain of $408 million related to the sale of a 65 per cent equity interest in the Coastal GasLink pipeline and an incremental after-tax loss of $80 million due to the Ontario natural gas-fired power plant assets sold on April 29, 2020. Second quarter 2019 results included an after-tax gain of $54 million due to the sale of our Coolidge generating station in May 2019, a deferred tax benefit of $32 million related to the impact of an Alberta corporate income tax rate reduction on our Canadian businesses not subject to rate-regulated accounting and an after-tax gain of $6 million related to U.S. Northeast power marketing contracts which were sold in May 2019. These specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings as we do not consider these transactions or adjustments to be a part of our underlying operations.
Comparable EBITDA decreased by $125 million for the three months ended June 30, 2020 compared to the same period in 2019 primarily due to the net effect of the following:

•
decreased contribution from Liquids Pipelines due to lower uncontracted volumes on the Keystone Pipeline System, lower contributions from liquids marketing activities and decreased earnings following the July 2019 sale of an 85 per cent equity interest in Northern Courier

•
lower Power and Storage earnings mainly attributable to decreased Bruce Power results due to the planned removal of Unit 6 on January 17, 2020 for the Major Component Replacement (MCR) program and lower Canadian Power earnings largely as a result of the sale of our Ontario natural gas-fired power plants on April 29, 2020, the May 2019 sale of our Coolidge generating station and an outage at our Mackay River cogeneration facility in 2020

•	lower earnings in U.S. Natural Gas Pipelines primarily attributable to the sale of certain Columbia midstream assets in August 2019

•
higher contribution from Canadian Natural Gas Pipelines primarily due to the impact of increased rate base earnings and flow-through depreciation and financial charges on the NGTL System from additional facilities placed in service

•	increased Mexico Natural Gas Pipelines results mainly due to higher earnings from our investment in the Sur de Texas pipeline which was placed in service in September 2019

•	foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings in our U.S. and Mexico operations.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings decreased by $61 million or $0.08 per common share for the three months ended June 30, 2020 compared to the same period in 2019 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•	a decrease in Income tax expense mainly due to lower pre-tax earnings and a lower Alberta income tax rate

•
lower Interest expense as a result of higher capitalized interest mainly related to Keystone XL and Coastal GasLink, net of the impact of Napanee completing construction in first quarter 2020, and lower interest rates on lower levels of short-term borrowings, partially offset by the effect of long-term debt issuances, net of maturities

•
lower AFUDC predominantly due to NGTL System expansion projects placed in service and the suspension of recording AFUDC on the Tula project due to continuing construction delays, partially offset by the impact of a rate adjustment during second quarter 2019 relating to our Columbia Gas growth projects

•	higher depreciation largely in Canadian Natural Gas Pipelines reflecting new projects placed in service and recovered on a flow-through basis.
Comparable earnings per common share for the three months ended June 30, 2020 also reflects the dilutive impact of common shares issued under our DRP in 2019.
On March 11, 2020, the World Health Organization declared the novel coronavirus, or COVID-19, a global pandemic. Company business continuity plans are in place across our organization and we continue to effectively operate our assets, conduct commercial activities and execute on projects with a focus on health, safety and reliability. Our businesses are broadly considered essential in Canada, the United States and Mexico given the important role our infrastructure plays in providing energy to North American markets. We are confident that our robust continuity and business resumption plans for critical teams, including liquids and gas control as well as commercial and field operations, will continue to ensure the safe and reliable delivery of energy for our customers. We anticipate that changes to work practices and other restrictions put in place by government and health authorities in response to COVID-19 will have an impact on certain projects. While we generally believe this will not be material, we also recognize that the ultimate impact remains uncertain at this time.
With approximately 95 per cent of our comparable EBITDA generated from rate-regulated assets and/or long-term contracts, we are largely insulated from the short-term volatility associated with fluctuations in volume throughput and commodity prices. Aside from the impact of maintenance activities and normal seasonal factors, to date we have not seen any pronounced changes in the utilization of our assets, with the exception of the Keystone Pipeline System which has experienced a modest reduction in uncontracted volumes. To date, we have not encountered any significant impacts on our supply chain. While it is too early to ascertain any long-term impact that COVID-19 may have on our capital program, directionally we have observed some slowdown of our construction activities and capital expenditures in 2020, largely due to permitting delays as regulators have been unable to process permits and conduct consultations in time frames that were originally anticipated. The impact of the Unit 6 force majeure at Bruce Power is still being evaluated and will ultimately depend on the extent and duration of the pandemic and our ability to implement mitigation measures.

Capital market conditions in 2020 have seen periods of extreme volatility and reduced liquidity. Despite this challenging backdrop, we have enhanced our liquidity by in excess of $11 billion during second quarter by accessing debt capital markets, arranging incremental committed credit facilities and completing sizable portfolio management transactions. With the combination of our predictable and growing cash flows from operations, cash on hand, substantial committed credit facilities, and various other financing levers available to us, we believe we are well positioned to continue to fund our obligations.
The combination of the COVID-19 pandemic and unparalleled energy demand and supply disruption has had a significant impact on certain of our customers. While counterparty risk has heightened and we have increased our monitoring of and communication with counterparties experiencing greater financial pressures, we are not expecting any material negative impact to our 2020 earnings or cash flows.
The full extent and lasting impact of the COVID-19 pandemic on the global economy is uncertain but to date has included extreme volatility in financial markets and commodity prices, a significant reduction in overall economic activity, and widespread extended shutdowns of businesses along with supply chain disruptions. The degree to which COVID-19 has a more significant impact on our operations and growth projects will depend on future developments, policies and actions which remain highly uncertain.
Other notable recent developments include:
Canadian Natural Gas Pipelines:

•
Coastal GasLink Pipeline Project: On May 22, 2020, we completed the sale of a 65 per cent equity interest in Coastal GasLink to KKR-Keats Pipeline Investors II (Canada) Ltd. (KKR) and a subsidiary of Alberta Investment Management Corporation (AIMCo) for net proceeds of $656 million before post-closing adjustments resulting in a pre-tax gain of $370 million ($408 million after tax). As part of the transaction, we were contracted by Coastal GasLink Pipeline Limited Partnership to construct and operate the pipeline.

On April 28, 2020, Coastal GasLink entered into secured long-term project financing credit facilities with total capacity of $6.6 billion to fund the majority of the construction costs of the Coastal GasLink pipeline. Immediately preceding the equity sale, Coastal GasLink drew down $1.6 billion on the facilities, of which approximately $1.5 billion was paid to TC Energy. Future draws on these facilities will reduce partner contributions required to fund the project.
Under the terms of the equity purchase agreement, we received proceeds at the time of close that included reimbursement of 65 per cent of the project costs incurred to May 22, 2020. Effective this date, we also began accruing fees earned during the construction of the pipeline for management and financial services provided and accounting for our remaining 35 per cent investment using equity accounting.
The introduction of partners, establishment of dedicated project-level financing facilities, recovery of cash payments through construction for carrying charges on costs incurred and remuneration for costs to date are expected to substantially satisfy our funding requirements through project completion.
We continue to work with the 20 First Nations that have executed agreements with Coastal GasLink to provide them an opportunity to invest in the project, with an option to acquire a 10 per cent equity interest in Coastal GasLink on similar terms to what has been agreed with KKR and AIMCo.
Field activity continues to increase across the project following spring thaw, with crews re-mobilizing while incorporating our COVID-19 guidelines for construction safety. Ongoing work activity includes construction of roads, bridges, worker accommodation, and right of way grading. Pipe delivery continues with more than 50 per cent of required pipe supply delivered to site and mainline mechanical construction will commence this summer. The project is currently conducting a review of baseline cost and schedule to incorporate scope increases, permit delays, and COVID-19 impacts.

•	NGTL System: In the six months ended June 30, 2020, the NGTL System placed approximately $2.9 billion of capacity projects in service.
On February 19, 2020, the CER issued a report recommending that the Governor in Council (GIC) approve the 2021 NGTL System Expansion Program and we are awaiting a final decision from the GIC. The approximately 344 km (214 miles) of new pipeline and three compressor units are required to connect incremental firm-receipt supply commencing April 2021 and expand basin export capacity by approximately 1.1 PJ/d (1.0 Bcf/d).
The NGTL System held a Capacity Optimization Open Season in second quarter 2020 soliciting requests for the deferral or advancement of pending contracts to assist customers in optimizing their transportation service requirements and align system expansions with customer growth requirements. Following analysis of the results of the open season, we concluded that all proposed system expansion projects continue to be required to meet aggregate system demand, although the in-service dates for some facilities have been delayed. This will result in a certain amount of capital spending deferral from 2020 and 2021 to 2022 through 2024. The net impact of these deferrals, together with some expected increase in project costs on the 2021 NGTL System Expansion Program, have been incorporated into the Secured projects table in the MD&A.
The NGTL System's 2018-2019 Revenue Requirement Settlement expired in December 2019. On April 24, 2020, the NGTL System announced a five-year negotiated revenue requirement settlement with its customers and other interested parties, encompassing a term from January 1, 2020 through December 31, 2024. The settlement maintains the equity return at 10.1 per cent on 40 per cent deemed common equity, provides the NGTL System with the opportunity to increase depreciation rates if tolls fall below projected levels and includes an incentive mechanism for certain operating costs where variances from projected amounts are shared between the NGTL System and its customers. It also includes a mechanism to review the settlement should tolls exceed a pre-determined level, without affecting the equity return. The NGTL System filed an application with the CER for approval on May 1, 2020. Until new rates are approved, the NGTL System is operating under revised interim tolls for 2020 approved by the CER.
U.S. Natural Gas Pipelines:

•
Elwood Power Project/ANR Horsepower Replacement: On July 29, 2020, we approved the Elwood Power Project/ANR Horsepower Replacement that will replace, upgrade and modernize certain facilities while reducing emissions along a highly utilized section of the ANR pipeline system. The enhanced facilities will improve reliability of the ANR system and also allow for additional contracted transportation services of approximately 132 TJ/d (123 MMcf/d) to be provided to an existing power plant near Joliet, Illinois. The anticipated in-service date of the combined project is in the second half of 2022 with estimated costs of US$0.4 billion.

•
Columbia Gas Section 4 Rate Case: Columbia Gas intends to file a Section 4 Rate Case with FERC in third quarter 2020 requesting an increase to Columbia Gas's maximum transportation rates expected to become effective February 1, 2021, subject to refund. We will also pursue a collaborative process to find a mutually beneficial outcome with our customers through settlement negotiations.

Mexico Natural Gas Pipelines:

•
Tula and Villa de Reyes: The CFE initiated arbitration in June 2019 for the Villa de Reyes and Tula projects, disputing fixed capacity payments due to force majeure events. Arbitration proceedings are suspended until fourth quarter 2020 while management advances settlement discussions with the CFE.

Villa de Reyes project construction is ongoing. Phased in-service that was expected to commence in third quarter 2020 will be delayed due to COVID-19 contingency measures, which have impeded our ability to obtain work authorizations as a result of administrative closures. Subject to the timely re-opening of government agencies, we expect to complete construction of Villa de Reyes in the first half of 2021.
Liquids Pipelines:

•
Keystone XL: On March 31, 2020, we announced that we will proceed with construction of Keystone XL, resulting in an expected additional investment of approximately US$8.0 billion. Construction commenced in April and the pipeline is expected to be placed into service in 2023.

As part of the funding plan, the Government of Alberta has agreed to invest approximately US$1.1 billion as equity in Keystone XL which substantially covers planned construction costs through the end of 2020. The remaining capital investment of approximately US$6.9 billion is expected to be financed through the combination of a US$4.2 billion project-level credit facility to be fully guaranteed by the Government of Alberta and a US$2.7 billion investment by us. Our remaining capital contribution is expected to be funded through a combination of internally generated cash flows, hybrid securities and common equity through the activation of our DRP in 2021 and 2022. Once the project is completed and placed into service, we expect to acquire the Government of Alberta's equity investment under agreed terms and conditions and to refinance borrowings under the US$4.2 billion credit facility in the debt capital markets.
Keystone XL is underpinned by new 20-year transportation service agreements which are expected to generate approximately US$1.3 billion of EBITDA on an annual basis. Subject to terms and conditions outlined in the agreements, 50 per cent of any differences between the estimated capital cost and final cost of Keystone XL are subject to a sharing mechanism and will be reflected in the pipeline tolls.
On April 15, 2020, the U.S. District Court in Montana ruled that the U.S. Army Corps of Engineers (USACE) violated the Endangered Species Act when it reissued the Clean Water Act Nationwide Permit 12 (NWP12) in 2017. The ruling vacated NWP12 and enjoined the USACE from using it to authorize construction across wetlands and other water bodies in the U.S. The ruling was later limited to the construction of new oil and natural gas pipelines only. The U.S. Court of Appeals for the Ninth Circuit denied motions for a stay of the ruling pending appeal and a subsequent application for a stay to the U.S. Supreme Court was granted, except as it applies to Keystone XL. Keystone XL intends to pursue other permitting means to gain regulatory authorization to construct the pipeline across wetlands and waterbodies. The Company also continues to manage various other legal and regulatory matters related to the project.

Power and Storage:

•
Bruce Power – Life Extension: In late March 2020, as a result of COVID-19 impacts, Bruce Power declared force majeure under its contract with the Independent Electricity System Operator. This force majeure notice covers the Unit 6 MCR and certain Asset Management work. On May 11, 2020, work on the Unit 6 MCR and Asset Management programs was restarted with additional prevention measures in place for worker safety related to COVID-19. Progress is being made on critical path activities as Bruce Power works to isolate Unit 6 from the remaining units in preparation for the removal of the fuel channels in late third quarter 2020. The impact of force majeure is still being evaluated and will ultimately depend on the extent and duration of the pandemic. Operations on the remaining units continues as normal with scheduled outages on Units 3, 4 and 5 successfully completed in second quarter 2020.

•
Ontario natural gas-fired power plants: On April 29, 2020, we completed the sale of the Halton Hills and Napanee power plants as well as our 50 per cent interest in Portlands Energy Centre to a subsidiary of Ontario Power Generation Inc. for net proceeds of approximately $2.8 billion before post-closing adjustments.

Corporate:

•
Common share dividend: Our Board of Directors declared a quarterly dividend of $0.81 per common share for the quarter ending September 30, 2020. The quarterly amount is equivalent to $3.24 per common share on an annualized basis.

•
Issuance of long-term debt: In April 2020, TransCanada PipeLines Limited issued $2.0 billion of seven-year Medium Term Notes at a fixed rate of 3.80 per cent per annum and US$1.25 billion of 10-year Senior Unsecured Notes at a fixed rate of 4.10 per cent per annum.

•	Incremental credit facilities: In April 2020, we arranged for an additional US$2.0 billion of 364-day committed bilateral credit facilities.
Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, July 30, 2020 to discuss our second quarter 2020 financial results. Russ Girling, President and Chief Executive Officer, Don Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer and other members of the executive leadership team will discuss TC Energy's second quarter financial results and Company developments at 9:00 a.m. MDT / 11:00 a.m. EDT.
Members of the investment community and other interested parties are invited to participate by calling 1.855.327.6838. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/10739.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on August 6, 2020. Please call 1.855.669.9658 and enter pass code 4955.
The unaudited interim condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Except as otherwise described herein, these non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's most recent Quarterly Report to Shareholders.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403.920.7911 or 800.361.6522